October 8, 2019

Erick Lucera
Chief Financial Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: Valeritas Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-38038

Dear Mr. Lucera:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences